

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via E-mail
Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

  Re: **Selway Capital Acquisition Corporation**
    Amendment No. 9 to Registration Statement on Form S-1
    Filed October 11, 2011
    File No. 333-172714

Dear Mr. Eitan:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 27

1. Given your added disclosure that you could delay completing the tender offer or trust liquidation until six months after you complete an acquisition, please provide us your analysis of whether creditors of the acquired business could obtain rights to funds in the trust account during that time. Cite all applicable authority and the specific sections of any relevant exhibits. If creditors could access the trust account, please highlight in your prospectus summary the potential reduction in the funds available to investors, and add a separate risk factor that explains clearly the risks created by this six-month delay.

Exhibit 3.3

2.   If the post-acquisition tender offer is not completed by the 21-month anniversary of the IPO, it is unclear when the trust liquidation would occur. Your revised disclosure on page 6 suggests that the liquidation would occur 21 months after the IPO while the timing portion of the clause you added in Section Fifth (D) of this exhibit does not refer to the 21-month period. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Giovanni Caruso